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Chad E. Fickett Assistant General Counsel and Assistant Secretary 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 1209 office chadfickett@northwesternmutual.com

VIA EDGAR and Electronic Mail

August 6, 2019

Mr. David L. Orlic

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Northwestern Mutual Life Insurance Company (the “Company”)

Northwestern Mutual Variable Life Account II (“Registrant”)

Pre-Effective Amendments on Form N-6

File Nos. 333-230144 and 811-21933

File Nos. 333-230143 and 811-21933

Dear Mr. Orlic:

I am submitting this letter on behalf of the Company and its Registrant, as an addendum to our prior letters submitted to the SEC on June 3, 2019 (filed via Edgar as correspondence on June 4, 2019) and July 19, 2009 (the “Proposed Response Letters”), in order to provide suggested revisions to a proposed response discussed in the Proposed Response Letters per our various telephonic conversations with you and/or Ms. Samuel. The Staff’s remaining comment (#8) and our proposed revised response are summarized below and are intended to replace, in their entirety, the original response in the Proposed Response Letters.

TRANSACTION FEES, PAGE 3

Comment:

8.

Please clarify whether the Policy Debt Expense Charge is, or includes, the policy loan interest charge. Disclosure in footnote 11 and on page 27 states that this charge is in addition to the policy loan charge. If that disclosure is correct, please include the loan interest charge in the

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fee table. Similarly, please confirm that all rider charges, including those for incidental benefits, are reflected in the fee table.

Response:

Per our discussions, after careful consideration and internal discussions with our actuaries we respond by supplementally explaining that the Policy Debt Expense charge does account for the policy loan interest spread but is separate and distinct from the actual, applied interest rates, which are adjustable (the section entitled “Policy Loans” provides disclosure regarding how the loan interest rate is determined and how owners may obtain further information). The interest charged on outstanding policy loans will in no event be greater than 2% (the maximum guaranteed rate for the Policy Debt Expense charge) more than the interest we credit to the collateral for such policy loans.

Accordingly, in response to your comment and for clarity we have revised applicable disclosure in the Fee Table, Charges and Deductions narrative section, and the Policy Loan section as follows:

Periodic Charges

Amount Deducted
Charge	When Charge is Deducted	Guaranteed Maximum Charge	Current Charge
Policy Debt Expense Charge[11]	Monthly, on each Monthly Processing Date when there is Policy Debt	All Policy Years 2.00% annually (0.17% monthly rate) of Policy Debt	0.90% annually (0.75% monthly rate) of Policy Debt for Policy Years 1-10

0.75% annually (0.0625% monthly rate) of Policy Debt for Policy Years 11-20

0.20% annually (0.01667% monthly rate) of Policy Debt for Policy Years 21 and above

11 This charge ~~is in addition to the interest charged on any Policy Loan and~~ is deducted from Contract Fund Value when there is Policy Debt and is intended to cover the costs associated with loans. This charge, that has a guaranteed maximum rate of 2%, encompasses any loan interest spread, which is the difference between the interest rate charged on policy loan amounts and the interest rate credited on amounts designated as collateral for the loan. The interest rates charged to loan amounts and credited to collateral are adjustable but are subject to a guaranteed maximum difference of 2%. Please see “Policy Loans” for more information regarding how the loan interest rate is calculated.

Charges and Deductions – Monthly Policy Charges and Service Charges …

•

Monthly Policy Debt Expense Charge. This charge is for the expenses and taxes associated with Policy Debt, if any, and encompasses any loan interest spread. A loan interest spread is the difference between the interest rate charged on policy loan amounts and the interest rate credited on amounts designated as collateral for such loans. (Please see “Policy Loans” for more information on how the loan interest rate

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is calculated.) This charge is ~~in addition to the interest charged on any Policy Loan and is~~ deducted from Contract Fund Value.

Policy Loans

We charge interest on Policy loan amounts. We also credit you with interest on amounts we set aside as collateral for those amounts. The loan rates are adjustable. The annual loan interest rate applied to loan amounts is set by the Company every January 1st. The maximum rate shall not exceed the greater of the minimum guaranteed annual effective interest rate for the SAS Account Tier One Balance plus 1% (or 2.5%) or the Moody’s Corporate Bond Yield Averages-Monthly Average Corporates rate for the immediately preceding October (or substantially similar average established by the insurance supervisory official of the state of issue). The Company will not change the rate unless the maximum rate of interest is 0.5% or more above or below the then-current loan interest rate. The Company will give notice of the initial loan interest rate in effect at the time a Policy loan is made and if there is a change in loan interest rate no later than 30 days before the January 1st on which the change takes effect. Your state of issue may provide for a maximum guaranteed rate (see Appendix A for more details). This Policy will not terminate during a Policy Year as the sole result of an increase in the loan interest rate during such Policy Year.

In addition, the Company confirms that all rider chargers, including those for incidental benefits, are reflected in the fee table.

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Please call the undersigned with any questions or comments about this letter or if I can do anything to assist you in completing your review.

Very truly yours,

/s/ Chad E. Fickett

Chad E. Fickett
Assistant General Counsel and Assistant Secretary

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